September 19, 2005



Ms. Jacqueline Danforth
President, Principal Executive, Financial and Accounting Officer
FACT Corporation
915 Timber Ridge Court
Neptune, NJ 07753


	Re:	FACT Corporation
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed April 15, 2005
Response letter dated August 19, 2005
      File No. 000-17232


Dear Ms. Danforth:

      We have reviewed your response letter and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. You did not electronically file your response letter dated
August
19, 2005, as required by Subparts 232.100 and 232.101 of Regulation
S-T. Please electronically file this response letter, as well as all future correspondence.

2. In your next response, please provide the representations regarding the adequacy and accuracy of your disclosures requested at the end of this letter.






Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 2 - Acquisition of Food and Culinary Technologies Group Inc.
(FACT), Intellectual Property and Issuance of Class C Common
Stock,
page F-13

3. We have read your response to prior comment 2, indicating that the conversion rights extended to holders of your Class C common shares were not impacted by the four-for-one reverse stock split that occurred during 2003. However, you have not addressed how the economic and voting equivalency of the Class A and Class C common shares were impacted, as we had requested. Please explain how these compared before and after your reverse stock split, and cite the specific language in your agreement with the Class C stockholders governing the conversion.

4. In response to prior comment 3, you explain that while FACT was the co-creation of FACT Group LLC and International Securities Group
Inc.(ISG), it was jointly owned by three of your four directors, and all three directors of FACT Group LLC prior to your acquisition. Given the shared interests of the directors you have identified, it is not clear that fair value accounting is the appropriate treatment under GAAP. Explain to us which of these entities are under common control at the time of each transaction. As part of your response, provide us a matrix showing the equity ownership percentages of all owners of both entities prior and immediately after each transaction.

5. On a related point, in responding to prior comment 4, you explain that provisions governing the conversion of Class C shares to Class A shares were eliminated when you realized that a sales contract anticipated at the time of arranging the transfer of property from FACT to you would no longer be secured. However, since you did not impose other performance conditions on the transferees, and no economic benefits conveyed under the original transfer agreement were relinquished as a result of not being able to deliver the sales contract, it appears the conversion provisions were not substantive.
Along with your response to the comment above, describe changes in the composition of your directors that occurred at the time of acquiring FACT, and upon conversion of the Class C shares. Identify the individuals who have appointed the directors for each entity prior to and after your acquisition and the conversion.

6. In response to prior comment 5, you explain that you believe recording a $2,000,000 royalty payable prior to the settlement agreement being reached is appropriate because you had the exclusive license for the use and exploitation of the intellectual property, and because it was probable the royalty payments would be made. Since the royalty payments were tied to future sales, establishing a liability in recording the transaction appears inconsistent with the guidance in paragraph 27 of SFAS 141. Further, if the provisions are profit sharing in nature, the guidance in EITF 95-8 would call for recognition against earnings in the periods the sales occur. Please submit the analysis that you performed, addressing each class of factors set forth in that guidance, which you believe supports your characterization of the amounts as additional purchase consideration.

7. We note your response to prior comment 6, in which you propose a disclosure revision explaining that your intangible assets have an indeterminate useful life, and that you will periodically analyze the assets for impairment. Since you previously disclosed that once significant commercial operations commenced, an estimated useful life would be determined and amortization would begin, please explain how your view of the intangible assets has evolved to lead you to the notion that estimation is no longer possible. Note that under the guidance in paragraph B59 of SFAS 142, indefinite does not mean indeterminable, and even if the precise useful life is not determinable, the intangible asset should still be amortized over the best estimate of useful life. If you conclude the intangible assets have an indefinite useful life, please submit the impairment analysis that you performed, and disclose the information required under paragraphs 44 through 47 of SFAS 142.

Note 16 - Distribution of Capital Canada, page F-23

8. We note your response to prior comment 9, explaining that you are awaiting final review of the accounting literature relied upon in the treatment of the distribution of Capital Canada shares by your auditors, and will reply with the specific accounting literature in a separate letter. Please submit all correspondence that you receive from your auditor in the course of assembling your response to prior comment 9.

Please also ensure that you explain why Capital Canada was considered distributed for the fiscal year ended December 31, 2003, given that the spin-off was apparently subject to the approval of a 20-F registration statement which was not considered effective until May
2004. Clarify in your response and disclosure, the effective date of the spin-off and how the subsidiary was accounted for before and after the spin-off.

9. We understand from your response to prior comment 10 that the impairment charge related to the $650,559 receivable from Capital Reserve Canada Limited was recorded as a direct reduction to your common stock account. Tell us how you are able to support your accounting under the guidance in paragraph 13 of SFAS 114, which governs the treatment of loan impairment.
Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
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Ms. Jacqueline Danforth
FACT Corporation
September 19, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010